                   SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                              _____________

                                FORM 11-K
                              _____________


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

                For the fiscal year ended December 31, 2005

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

               For the transition period ______ to ______.

                     Commission File Number: 1-10398

    (A) Full title of the plan and address of the plan if different from that of the issuer named below:

             GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                              401(k) PLAN

    (B) Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         GIANT INDUSTRIES, INC.
                      23733 North Scottsdale Road
                       Scottsdale, Arizona 85255

                           REQUIRED INFORMATION

Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2005 and 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                 EXHIBIT

Exhibit 23.1 - Consent of Deloitte & Touche LLP to incorporate report in previously filed Registration Statements.

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       GIANT INDUSTRIES, INC. AND AFFILIATED
                       COMPANIES 401(k) PLAN


Date: June 28, 2006    Signature: /s/ NATALIE R. DOPP
                                 ---------------------------------------
                                 Natalie R. Dopp
                                 Administrative Committee Member


Date: June 28, 2006    Signature: /s/ MARK B. COX
                                 ---------------------------------------
                                 Mark B. Cox
                                 Administrative Committee Member

                               APPENDIX 1

            GIANT INDUSTRIES, INC. AND AFFILIATED COMPANIES
                               401(k) PLAN



             FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
                  ENDED DECEMBER 31, 2005 AND 2004,
               SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31,
              2005 AND REPORT OF INDEPENDENT REGISTERED
                       PUBLIC ACCOUNTING FIRM

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                            TABLE OF CONTENTS

                                                                     Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2005 AND 2004:

    Statements of Net Assets Available for Benefits                   2

    Statements of Changes in Net Assets Available for Benefits        3

    Notes to Financial Statements                                    4-10

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 - Form 5500,
  Schedule H, Part IV, Line 4i - Schedule of Assets
    (Held at End of Year) as of December 31, 2005                   11-13

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 - Form 5500,
  Schedule H, Part IV, Line 4a - Delinquent Participant
    Contributions for the Year Ended December 31, 2005               14


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants
Giant Industries. Inc. and Affiliated Companies 401(k) Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of Giant Industries, Inc. and Affiliated Companies 401(k) Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Phoenix, Arizona

June 26, 2006
                                    -1-

                                 GIANT INDUSTRIES, INC. AND
                              AFFILIATED COMPANIES 401(k) PLAN

                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
                                 DECEMBER 31, 2005 AND 2004


                                                                  2005          2004
                                                               -----------   -----------
ASSETS

 Investments

  Interest-bearing cash                                       $  1,409,922  $  1,220,700
  Non-interest bearing cash                                        142,341             -
  Participant-Directed Investments                              91,350,123    54,048,398
  Non Participant-Directed Investments                          10,615,228    20,607,504
                                                              ------------   -----------
    Total Investments                                          103,517,614    75,876,602
                                                              ------------   -----------
 Receivables

  Employer Contribution                                          1,725,466     1,087,671
  Participant Contributions                                        499,111       381,868
  Other Receivable                                                 306,253             -
                                                              ------------   -----------
    Total Receivables                                            2,530,830     1,469,539
                                                              ------------   -----------
NET ASSETS AVAILABLE FOR BENEFITS                             $106,048,444   $77,346,141
                                                              ============   ===========

See notes to financial statements.

                           GIANT INDUSTRIES, INC. AND
                        AFFILIATED COMPANIES 401(k) PLAN


       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE
                     YEARS ENDED DECEMBER 31, 2005 AND 2004


                                                         2005           2004
                                                     ------------   ------------
ADDITIONS:
  Contributions:
    Participants                                     $  5,769,293   $  5,207,912
    Employer                                            5,117,705      3,499,089
    Rollover                                              767,384        412,700
                                                     ------------   ------------
      Total contributions                              11,654,382      9,119,701
                                                     ------------   ------------
  Investment Income
    Net appreciation in fair value of investments      26,095,931     18,613,093
    Interest and dividends                              1,934,201        852,239
                                                     ------------   ------------
      Total Investment Income                          28,030,132     19,465,332
                                                     ------------   ------------
DEDUCTIONS:
  Distribution to participants - Benefits
    paid to Participants                               10,946,746      6,995,976
  Investment management service fees                       35,465         31,802
                                                     ------------   ------------
      Total deductions                                 10,982,211      7,027,778
                                                     ------------   ------------
TRANSFERS IN:
  Transferred in from Yorktown 401(k) Plan                      -      5,566,109

INCREASE IN NET ASSETS                                 28,702,303     27,123,364

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    77,346,141     50,222,777
                                                     ------------   ------------
  End of year                                        $106,048,444   $ 77,346,141
                                                     ============   ============

See notes to financial statements.

                         GIANT INDUSTRIES, INC. AND
                      AFFILIATED COMPANIES 401(k) PLAN

                    NOTES TO FINANCIAL STATEMENTS FOR THE
                    YEARS ENDED DECEMBER 31, 2005 AND 2004


1.   DESCRIPTION OF THE PLAN

     The following description of the Giant Industries, Inc. and Affiliated Companies 401(k) Plan (as amended from time to time, the "Plan") is provided for general information purposes only. Additional information about the Plan can be found in the Summary Plan Description (as amended from time to time, the "SPD"). The following description of the Plan and the description of the Plan in the SPD do not, however, purport to be complete and are qualified in their entirety by reference to the plan documents, as they are amended from time to time.

     GENERAL - The Plan was established on July 1, 1993. All employees of Giant Industries, Inc. and its affiliated companies ("Giant" or the "Company") are eligible to participate in the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

     In May 2002, Giant acquired the Yorktown refinery in Yorktown, Virginia. As part of the acquisition, Giant adopted the Giant Yorktown 401(k) Retirement Savings Plan (the "Yorktown Plan"). Effective March 1, 2004, the Yorktown Plan was merged into the Plan for administrative convenience and to reduce costs. Assets in the amount of $5,566,109 were transferred from the Yorktown Plan into the Plan. Participants in the Plan that had been participants in the former Yorktown Plan continued with similar benefits under the merged Plan that they had under the Yorktown Plan.

     CONTRIBUTIONS - Participants may contribute a percentage of their eligible compensation into the Plan. Pre-tax salary amounts contributed to the Plan by the participant can range from 1% to 60% of eligible compensation, subject to certain Internal Revenue Code ("IRC") limitations. Also, participants can make after-tax contributions. After-tax salary contributions are limited to no more than 10% of eligible compensation. Giant may, however, refuse to accept a participant's after-tax contributions if it will have an adverse affect on the Plan's compliance with applicable IRC provisions.

     Subject to certain IRC limits, Giant matches the pre-tax contributions made by the participants. Effective January 1, 2004, all participants became eligible for the match on their date of hire and the match was made each pay period rather than at the end of the year. This match is at the discretion of Giant and may be discontinued at any time.

     In 2005 and 2004, the Company made discretionary matching contributions of 100% and 50%, respectively, on pre-tax contributions by non-Yorktown employees up to a maximum of 6% of compensation and of 100% on pre-tax contributions for Yorktown employees up to a maximum of 7% of compensation, which totaled $3,652,703 and $2,527,581, respectively.

     In addition to the discretionary matching contribution, the Company approved non-matching contributions for 2005 and 2004 in the amounts of $1,465,002 and $971,508, respectively. These non-matching contributions were made in Company stock and allocated to non-Yorktown participants who had more than one year of service and met other eligibility requirements.

     The 2005 contribution receivable reflects $1,465,002 of non-matching contributions and $260,464 of unfunded discretionary matching contributions. Non-Yorktown participants must be employed by the Company on the last day of the Plan year to be eligible for Company non-matching contributions. Yorktown employees do not receive non-matching contributions.

     In March 2006, the Company contributed 25,115 shares of its common stock to fund the $1,465,002 non-matching contribution receivable. In April 2005, the Company contributed 34,196 shares of its common stock to fund the $971,508 discretionary non-matching contribution receivable.

     SUPPLEMENTAL CONTRIBUTION (NON-MATCHING) - Effective January 1, 2005, non-Yorktown employees will continue to receive a supplemental contribution each year. The supplemental contribution currently is 3% of the participant's eligible annual compensation. This contribution will be made into the plan to an account in the participant's name even if the participant does not make contributions to the plan. Contributions may be made in cash or in Giant stock or a combination of both. These contributions are immediately fully vested. Contributions in Giant stock are, however, restricted, which means that the participant cannot withdraw, sell, or transfer the shares to another fund until the participant satisfies one or more of the diversification provisions described below. Giant reserves the right to modify or discontinue the making of this contribution in the future. The Company also may make additional discretionary non-matching contributions in its sole discretion.

     VESTING - In general, participants are 100% vested in their own pre-tax, after-tax and rollover contributions (if any), all as adjusted for earnings or losses. To be vested means that the participant has a nonforfeitable right to such amounts.

     Non-Yorktown participants hired prior to January 1, 2004 are 100% vested in the matching contributions. Non-Yorktown participants hired on or after January 1, 2004 are subject to a three year cliff vesting schedule on matching contributions. Yorktown participants have been subject to a three year cliff vesting schedule since the Yorktown refinery was acquired in May 2002. Cliff vesting means that if the participant terminates employment with the Company within the first three years following their date of hire, then they will forfeit any matching contributions that were made to their account during such time period. Any previous supplemental contributions and any previous discretionary contributions made by Giant will continue to be 100% vested.

     DIVERSIFICATION - Effective September 30, 2005, to the extent restricted, the restrictions applicable to Giant shares in the Plan will be removed under the following conditions:

     - All of the restrictions will be removed:

       - When the participant turns 59 1/2;
       - When the participant turns 55 and has 10 or more years of service with Giant;
       - When the participant has 15 or more years of service with Giant;
         or
       - When the participant terminates employment with Giant.

     - When a participant has between 10 and 15 years of service with Giant, the restrictions on half of his or her restricted holdings will be removed.

     DISTRIBUTIONS - In general, participants may take distributions from the Plan under the following circumstances: (i) at age 59 1/2, (ii) at age 55 with 10 years of service, (iii) upon termination from the Company, and
(iv) at retirement, death, or hardship as defined by government regulations and the Plan. A participant may elect to receive a lump-sum amount or installment payments equal to the value of the participant's vested interest in his or her account or rollover their account balance to another eligible retirement plan or IRA. The Plan had no participant benefit distributions payable at December 31, 2005 and 2004.

     PARTICIPANT ACCOUNTS - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and, if eligible, allocations of Company discretionary non-matching contributions, the supplemental non-matching contribution, and account earnings, and charged with withdrawals and account losses. The benefit to which a participant is entitled is the vested portion of a participant's account.

      PARTICIPANT LOANS - Participants may borrow from their fund accounts up to 50% of the participant-directed portion of their account balances, with a minimum loan of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at rates that are established at 1% above the prime rate. The loan must be repaid within a period not to exceed five years, unless the loan is used to acquire any dwelling unit as a principal residence of the participant. In such circumstances, the loan's repayment term may not exceed 10 years.

     PLAN ADMINISTRATION - The Company administers the Plan through a 401(k) Administrative Committee (the "Committee") comprised of five employees who are appointed annually by the Company's Board of Directors. At the Company's option, the Company pays most expenses pertaining to the administration of the Plan. Fidelity Management Trust Company acts as the Plan's trustee, custodian, and recordkeeper.

     INVESTMENTS - Participants direct the investment of the assets in their 401(k) account into various investment options offered by the Plan, with the exception of certain shares of Company stock contributed to the Plan by Giant.

     As previously discussed under the heading "DIVERSIFICATION", in September 2005, the Plan was amended to expand the circumstances in which participants may direct the investment of shares of Company stock contributed by the Company into other funds. The shares of Company stock contributed by the Company are those shares that were transferred from the Company's former Employee Stock Ownership Plan, which was merged with the Plan on January 1, 2001, plus any shares that have been contributed as discretionary non-matching contributions or supplemental non-matching contributions. The participant is permitted to direct the disposition of these shares when the participant satisfies the criteria described above under "DIVERSIFICATION".

     FORFEITED ACCOUNTS - At December 31, 2005 and 2004, forfeited, nonvested accounts totaled $36,823 and $42,056, respectively. These non-vested amounts will be used to reduce future employer contributions or Plan expenses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Plan investments are stated at fair value, which is measured by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Giant to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.   INVESTMENTS

     The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004 are as follows:

                                                       2005           2004
                                                   -----------    -----------
Giant Industries, Inc. Stock Fund                  $33,791,256    $25,560,720
Fidelity Contrafund                                 14,387,873     11,430,941
Fidelity Retirement Government Money Market Fund     7,366,191      5,051,070

     During the Plan years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $26,095,931 and $18,613,093, respectively, as follows:

                                                       2005          2004
                                                   -----------   -----------
Giant Industries, Inc. common stock                $23,181,800   $15,338,753
Mutual funds                                         2,914,131     3,274,340
                                                   -----------   -----------
Net appreciation in fair value of investments      $26,095,931   $18,613,093
                                                   ===========   ===========

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to investments that are not directed by the participants is as follows as of and for the years ended December 31:

                                                              2005            2004
                                                           -----------    -----------
Net Assets:
  Giant Industries, Inc. Stock Fund                        $10,615,228    $20,607,504
                                                           ===========    ===========
Change in net assets:
  Net appreciation in fair value                           $ 8,073,774    $10,892,857
  Employer contributions                                       971,508        900,000
  Distributions to participants                             (3,456,012)    (1,602,833)
  Transfers to participant-directed investments            (15,568,206)      (419,728)
  Fees                                                         (13,340)       (17,524)
                                                           -----------    -----------
  Net (decrease) increase                                   (9,992,276)     9,752,772
                                                           -----------    -----------
Giant Industries, Inc. Stock Fund - beginning of year       20,607,504     10,854,732
                                                           -----------    -----------
Giant Industries, Inc. Stock Fund - end of year            $10,615,228    $20,607,504
                                                           ===========    ===========


5.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated September 24, 2003 in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended several times since issuance of the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and accordingly, no provision for income taxes has been included in Giant's financial statements.


6.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Plan's trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $35,465 and $31,802 for the years ended December 31, 2005 and 2004, respectively.

     At December 31, 2005 and 2004, the Plan held 620,365 and 918,069 shares, respectively, of common stock of the Company, the sponsoring employer. The cost basis of these shares at December 31, 2005 and 2004 were $8,288,157 and $5,692,139, respectively.


7.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.


8.   PROHIBITED TRANSACTION - LATE REMITTANCE

     During 2005 the Plan inadvertently engaged in a prohibited transaction by late remittance of participant deferrals which is an operational deficiency in the Plan's compliance with the applicable qualification sections of the Internal Revenue Code. The effects of the transaction have been corrected in accordance with the procedures prescribed by the Internal Revenue Service, and management does not believe there will be any effect on the Plan's financial position. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.


                                  *******

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2005

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
*Fidelity Retirement Government Money
   Market Fund                             Money Market Fund                             $       **  $ 7,366,191
*Fidelity Retirement Money Market Fund     Money Market Fund                                     **    1,685,228
 Lord Abbett Middle Capital Value A        Mutual Fund                                           **      410,449
 Baron Growth                              Mutual Fund                                           **    1,362,045
*Fidelity Fund                             Mutual Fund                                           **        2,036
*Fidelity Fund ABF Small Capital Value     Mutual Fund                                           **      120,258
*Fidelity Government Income Fund           Mutual Fund                                           **    3,228,950
*Fidelity Independence Fund                Mutual Fund                                           **          408
*Fidelity Asset Manager Portfolio Fund     Mutual Fund                                           **    3,505,512
*Fidelity Asset Manager Growth Fund        Mutual Fund                                           **    4,545,899
*Fidelity Contrafund                       Mutual Fund                                           **   14,387,873
*Fidelity Growth Company Fund              Mutual Fund                                           **       56,850
*Fidelity Aggressive Growth Fund           Mutual Fund                                           **    3,237,469
*Fidelity Diversified International Fund   Mutual Fund                                           **    3,719,118
*Fidelity Freedom Income                   Mutual Fund                                           **      127,792
*Fidelity Freedom 2000                     Mutual Fund                                           **      473,324
*Fidelity Freedom 2010                     Mutual Fund                                           **    1,960,696
*Fidelity Freedom 2020                     Mutual Fund                                           **    1,655,499
*Fidelity Freedom 2030                     Mutual Fund                                           **      926,041
*Fidelity Freedom 2040                     Mutual Fund                                           **      552,703
*Fidelity Spartan U.S. Equity Index Fund   Mutual Fund                                           **    2,268,323
*Fidelity Puritan                          Mutual Fund                                           **       49,814
*Fidelity Trend Fund                       Mutual Fund                                           **        2,828
*Fidelity Ginnie Mae Fund                  Mutual Fund                                           **       77,090
*Fidelity Equity Income Fund               Mutual Fund                                           **       59,089
*Fidelity Investment Grade Bond Fund       Mutual Fund                                           **       35,403
*Fidelity Growth & Income Fund             Mutual Fund                                           **       14,782
*Fidelity Europe Fund                      Mutual Fund                                           **      117,696
*Fidelity Intermediate Bond Fund           Mutual Fund                                           **       14,938
*Fidelity Capital & Income                 Mutual Fund                                           **       65,417
*Fidelity Value Fund                       Mutual Fund                                           **      253,776
*Fidelity Mortgage Security Fund           Mutual Fund                                           **        6,054
*Fidelity OTC Portfolio                    Mutual Fund                                           **        5,711
*Fidelity Overseas Fund                    Mutual Fund                                           **      114,393
*Fidelity International Discovery Fund     Mutual Fund                                           **      153,607

                                                                                                     (Continued)
                                                      -11-

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2005

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
 *Fidelity Pac Basin                        Mutual Fund                                           ** $   200,391
 *Fidelity Real Estate Fund                 Mutual Fund                                           **     357,994
 *Fidelity Balanced Fund                    Mutual Fund                                           **     235,053
 *Fidelity Value Strategic Fund             Mutual Fund                                           **      18,786
 *Fidelity Cap Appreciation Fund            Mutual Fund                                           **     146,292
 *Fidelity Conv Security Fund               Mutual Fund                                           **      10,436
 *Fidelity Canada Fund                      Mutual Fund                                           **     752,386
 *Fidelity Utilities Fund                   Mutual Fund                                           **      41,690
 *Fidelity Blue Chip Fund                   Mutual Fund                                           **      99,182
 *Fidelity Disciplined Equity Fund          Mutual Fund                                           **     121,507
 *Fidelity Low Priced Stock Fund            Mutual Fund                                           **   2,720,236
 *Fidelity Worldwide Fund                   Mutual Fund                                           **      50,134
 *Fidelity Equity Income II Fund            Mutual Fund                                           **     728,890
 *Fidelity Leveraged Company Stock Fund     Mutual Fund                                           **     431,079
 *Fidelity Stock Selector Fund              Mutual Fund                                           **       2,203
 *Fidelity Asset Manager Income Fund        Mutual Fund                                           **     124,659
 *Fidelity Dividend Growth Fund             Mutual Fund                                           **     744,025
 *Fidelity Emerging Markets Fund            Mutual Fund                                           **     278,435
 *Fidelity New Market Income Fund           Mutual Fund                                           **     245,847
 *Fidelity Export and Multinational Fund    Mutual Fund                                           **     145,912
 *Fidelity Growth and Income II Fund        Mutual Fund                                           **         168
 *Fidelity Japan Fund                       Mutual Fund                                           **     147,173
 *Spartan Total Market Index Fund           Mutual Fund                                           **       4,257
 *Fidelity Short Term Bond Fund             Mutual Fund                                           **      15,678
 *Fidelity Managed Income Portfolio         Common/Collective Trust                               **     541,710
 *Fidelity Institutional Short Interim
    Government Fund                         Mutual Fund                                           **       2,963
 *Fidelity Aggressive International Fund    Mutual Fund                                           **      34,002
 *Fidelity Small Cap Independence           Mutual Fund                                           **      57,426
 *Fidelity Structured Mid Cap Stock Fund    Mutual Fund                                           **   1,458,428
 *Fidelity Large Cap Stock Fund             Mutual Fund                                           **       8,290
 *Fidelity Asset Manager Aggressive         Mutual Fund                                           **      12,983
 *Fidelity Southeast Asia                   Mutual Fund                                           **     175,384
 *Fidelity Intermediate Government
    Income Fund                             Mutual Fund                                           **       4,508
 *Fidelity Inflation Protected Bond         Mutual Fund                                           **      38,634
 *Fidelity Ultrashort Bond Fund             Mutual Fund                                           **      16,371
 *Fidelity Large Cap Growth Fund            Mutual Fund                                           **     108,660
 *Fidelity Total Bond Fund                  Mutual Fund                                           **      21,892

                                                                                                     (Continued)
                                                      -12-

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4i
                                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                             DECEMBER 31, 2005

         Identity of Issuer,                  Description of Investment Including
         Borrower, Lessor or                    Maturity Date, Rate of Interest,                       Current
           Similar Party                        Collateral, Par or Maturity Value           Cost        Value
----------------------------------------   -------------------------------------------   ----------  -----------
 *Fidelity Small Cap Retirement            Mutual Fund                                            ** $    22,295
 *Fidelity Fifty Fund                      Mutual Fund                                            **      87,012
 *Fidelity US Bond Index Fund              Mutual Fund                                            **      10,331
 *Fidelity Structured Large Cap Value Fund Mutual Fund                                            **     105,553
 *Fidelity Structured Mid Cap Value Fund   Mutual Fund                                            **      95,621
 *Fidelity Focused Stock Fund              Mutual Fund                                            **      38,714
 *Fidelity Small Cap Stock Fund            Mutual Fund                                            **      37,857
 *Fidelity Europe Capital
    Appreciation Fund                      Mutual Fund                                            **      10,264
 *Fidelity Latin America Fund              Mutual Fund                                            **     785,746
 *Fidelity Strategic Income Fund           Mutual Fund                                            **     327,845
 *Fidelity Real Estate Income Fund         Mutual Fund                                            **       3,040
 *Fidelity Blue Chip Value Fund            Mutual Fund                                            **      16,965
 *Fidelity NASDAQ Composite Index          Mutual Fund                                            **       7,713
 *Fidelity Freedom 2005                    Mutual Fund                                            **     799,074
 *Fidelity Freedom 2015                    Mutual Fund                                            **     311,550
 *Fidelity Freedom 2025                    Mutual Fund                                            **     667,902
 *Fidelity Freedom 2035                    Mutual Fund                                            **      15,814
 *Fidelity Mid Cap Growth Fund             Mutual Fund                                            **      22,448
 *Fidelity International Real Estate Fund  Mutual Fund                                            **       3,229
 *Fidelity Small Cap Growth Fund           Mutual Fund                                            **         107
 *Fidelity Small Cap Value Fund            Mutual Fund                                            **      25,742
 *Participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                             **  23,176,028
 *Non participant-directed - Giant
  Industries, Inc. Stock Fund              Stock Fund                                    $ 2,020,978  10,615,228
 Participant notes receivable              Participant loans, interest at
                                           prime plus 1.00% (5.75% to 7.75% at
                                           December 31, 2005, maturing from
                                           2006 to 2015)                                          **   3,664,610
                                                                                                     -----------
                                                                                                    $103,517,614
                                                                                                     ===========
 *Permitted party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.

                                                                                                    (Concluded)

                                                      -13-

                                         GIANT INDUSTRIES, INC. AND
                                      AFFILIATED COMPANIES 401(k) PLAN

                                   FORM 5500, SCHEDULE H, PART IV, LINE 4a-
                                     DELINQUENT PARTICIPANT CONTRIBUTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 2005



Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

                         Relationship to Plan,
     Identity of           Employer or Other
    Party Involved         Party-in-Interest           Description of Transactions          Amount
----------------------   ---------------------   ---------------------------------------   --------
Giant Industries, Inc.   Employer/Plan Sponsor   Participant contributions for employees    $638
                                                 were not funded within the time period
                                                 prescribed by D.O.L. Regulation
                                                 2510.3-102. The June 1, 2005 participant
                                                 contribution of $96 was deposited on
                                                 June 26, 2005. The August 8, 2005
                                                 participant contribution of $178 was
                                                 deposited on September 7, 2005. The
                                                 December 23, 2005 participant
                                                 contribution of $364 was deposited on
                                                 January 18, 2006.






                                                      -14-